UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File No. 0001-34184

SILVERCORP METALS INC.
(Translation of registrant’s name into English)

Suite 1750 - 1066 West Hastings Street
Vancouver, BC Canada V6E 3X1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [   ] Form 40-F [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 8, 2024	SILVERCORP METALS INC.
/s/ Jonathan Hoyles
Jonathan Hoyles
General Counsel and Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1	Silvercorp Metals Inc. Financial Statements for the three months ended September 30, 2024
99.2	Silvercorp Metals Inc. MD&A for the three months ended September 30, 2024
99.3	Form 52-109F2 Certificate of Interim Filings – full certificate – CEO
99.4	Form 52-109F2 Certificate of Interim Filings – full certificate – CFO